UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 21, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Publishes 2020 Annual Sustainability Report

MONTREAL, QUEBEC and SARASOTA, FLORIDA - June 21, 2021 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today published its 2020 annual sustainability report, titled “Our Circular Economy”. The report provides an overview of the Company’s sustainability progress in 2020 and highlights future opportunities. The report was prepared in accordance with the Global Reporting Initiative (“GRI”): Core option, with details provided in the index section of the report.

Read the full report at https://www.itape.com/sustainability

“We believe sustainability is one of the core growth drivers of our business in the long term. Packaging and protective solutions manufacturers that are recognized as thought leaders and bring innovative solutions to customers will be positioned for outsized growth while embedding themselves as good corporate citizens amongst their stakeholders” said Greg Yull, President and CEO of IPG. “We embrace sustainability at IPG as a way to conduct ourselves every day. Practicing respect toward one another and our communities, delivering innovations and striving for efficiencies and eliminating waste in the use of raw materials, water and energy are inherent to our values. This year’s report details our approach toward sustainability, our achievements and where we have more work to do. The report builds on our prior work and enhances our disclosure, including a materiality assessment to guide our strategy and judge our performance against.”

2020 Highlights:
•Committed to developing safe, circular, and sustainable products as demonstrated with the adoption of a Sustainable Product Design and Development Vision, which places the precautionary principle outlined in the United Nations Global Compact (the “Compact”) and the Cradle to Cradle® (C2C) design principles as central pillars to guide our aspirational sustainable product lifecycle goals
•Expanded the number of products under the Cradle to Cradle Certified™ Product Standard, a globally recognized measure of safer, more sustainable products and was the first to certify water-activated tape, stretch and shrink films, woven structure membranes, as well as acrylic and hot melt carton sealing tapes subsequent to the end of the year
•Awarded the 2020 ENERGY STAR® Partner of the Year, the sixth year in a row1
•Completed the initial EcoVadis supplier reporting assessment to measure and develop our roadmap for further development
•Updated supplier contracts to include IPG’s participation in the Compact and the Company’s expectation that suppliers abide by its commitments, even if they are not signatories themselves
•Established a new Environmental, Social and Governance committee on the Board of Directors to govern IPG’s stakeholder sustainability activities
•Formalized our sustainability senior management structure by introducing a new Vice-President, Sustainability, that reports to the Chief Financial Officer, with responsibility to coordinate and direct the Company’s sustainability strategy
•Signed the Association of Plastics Recyclers Demand Champion Commitment letter signifying our support of including increased amounts of post-consumer recycled content in our products
•Joined REBA, the Renewable Energy Buyers Alliance, a group of large, clean energy buyers, energy providers, and service providers working with NGO partners to unlock the marketplace for nonresidential energy buyers, enabling a more rapid transition to a zero-carbon energy future

2020 Results
•Improved worker safety with a 1.9 total case incident rate2 (TCIR) and a 0.6 lost workday case incident rate2 (LWCIR) in 2020
•21% of total IPG sales were C2C certified by the end of 2020
•47% of the Company’s packaging products, by sales, were recyclable, reusable or compostable by the end of 2020
•7.0% reduction in direct energy use in 2020 compared to 2019
•7.2% reduction in energy intensity in 2020 compared to 2019
•5.9% reduction in direct CO2 emissions in 2020 compared to 2019
•2.8% reduction in carbon intensity in 2020 compared to 2019
•6.4% reduction in water usage in 2020 compared to 2019

In 2020, IPG conducted a materiality assessment to identify and prioritize environmental, social, and governance topics relevant to IPG and its stakeholders. The results inform the Company’s sustainability strategy, governance, and reporting. The Company performed a high-level study of sustainability trends, the Compact commitments, United Nations Sustainable Development Goals, relevant Sustainability Accounting Standards Board standards, GRI standards, and other indices/pertinent standards to IPG. IPG also reviewed an assessment of peer companies' priorities, selected customer websites and reports, and generated an updated master list of topics based on the review. An updated ranking of the topics and the new additions can be found in the report.

1.ENERGYSTAR® is the government-backed symbol for energy efficiency, providing simple, credible and unbiased information that consumers and businesses rely on to make well-informed decisions. Industrial, commercial, utility, state, and local organizations partner with the U.S. Environmental Protection Agency (“EPA”) to deliver cost-saving energy efficiency solutions that improve air quality and protect the climate. The ENERGY STAR Partner of the Year Award distinguishes corporate energy management programs. It is the highest level of EPA recognition. Partners must perform at a superior level of energy management and meet the following criteria: demonstrate best practices across the organization; prove organization-wide energy savings; and participate actively and communicate the benefits of ENERGY STAR. The ENERGY STAR Sustained Excellence Award recognizes organizations that have consistently earned Partner of the Year for several years in a row. Annual achievements must continue to surpass those in previous years. Sustained Excellence is presented to a partner at EPA’s discretion.
2.Inclusive of hours worked by both employees and workers who are not employees but whose work/ workplace is controlled by the organization. Rates are calculated on 200,000 hours worked.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions and the Company can give no assurance that these assumptions will prove to have been correct and actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)” and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this Press Release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com